SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             NAPOLI ENTERPRISES INC.
                                (Name of Issuer)

                    COMMON STOCK, par value $0.001 per share
                         (Title of Class of Securities)

                                   63072A 10 8
                                 (CUSIP Number)

                                   Greg Sonic
                            35, Vlaicu Pircalab str.
                            Chisinau, Rep. of Moldova
                                (011) 373 2223042
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 17, 2003
            (Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. |_|


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Greg Sonic
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
     Not applicable                                              (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Moldova
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               7    SOLE VOTING POWER

                    11,721,315
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,721,315
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.30%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") issued by Napoli Enterprises Inc., a Colorado corporation (the "Issuer"), whose principal executive offices are located at 35, Vlaicu Pircalab str., Chisinau, Rep. of Moldova.

ITEM 2. Identity and Background.

      This statement is filed by Mr. Greg Sonic, an individual person who is a citizen of the Republic of Moldova (the "Reporting Person") and whose address is 35, Vlaicu Pircalab str. Chisinau, Rep. of Moldova. The Reporting Person is Chairman of the Board of Directors and President of the Issuer.

      The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

      On July 14, 2003, the Issuer entered into a stock purchase agreement (the "Stock Purchase Agreement") with the shareholders ("Novotech Shareholders") of Novotech Holdings, Inc. ("Novotech") a corporation organized under the laws of the British Virgin Islands. The Reporting Person is one of the Novotech Shareholders. Pursuant to the Stock Purchase Agreement, the Novotech Shareholders sold to the Issuer approximately 90% of the issued and outstanding capital stock of Novotech. Novotech, in turn, owns an approximate 99% ownership interest in Lion Gri, S.R.L. ("Lion Gri"), a company organized under the laws of the Republic of Moldova which is engaged in the production and sale of wine.

      As consideration for the transfer of a controlling interest in Novotech and Lion Gri, on July 17, 2003, the Issuer issued to the Novotech Shareholders 34,474,451 newly-issued shares of common stock of Napoli constituting approximately 87% of Napoli's outstanding capital stock after such issuance on a fully-diluted basis. Of the 34,474,451 shares issued to the Novotech Shareholders, 11,721,315 were issued to the Reporting Person. The transactions contemplated by the Stock Purchase Agreement resulted in a change of control of the Issuer.

ITEM 4. Purpose of Transaction

      On July 17, 2003, the Issuer issued to the Novotech Shareholders 34,474,451 newly-issued shares of common stock of the Issuer constituting approximately 87% of Napoli's outstanding capital stock after such issuance on a fully-diluted basis. Of the 34,474,451 shares issued to the Novotech Shareholders, 11,721,315 were issued to the Reporting Person. Pursuant to the Stock Purchase Agreement, the Issuer acquired from the Novotech Shareholders approximately 90% of the issued and outstanding capital stock of Novotech. In so doing, the Issuer acquired a controlling indirect ownership interest in Lion Gri.

      Lion Gri is a wine producer operated out of Moldova with its primary market in Russia and with emerging markets in Western Europe. Lion Gri currently markets and sells over 125 varieties of wine including red and white varietals, cognac, champagne, and desert wine. This acquisition of the securities of the Issuer by the Reporting Person and the contribution of the assets of Lion Gri into the Issuer will allow the owners of Lion Gri, including the Reporting Person, to expand Lion Gri's wine making, marketing and sales operations into broader geographical markets, including North American and western Europe, and to expand Lion Gri's wine business into the broader wine and alcohol beverage market segment.

      In addition to the Stock Purchase Agreement, the Novotech Shareholders have entered into an agreement (the "Stock Transfer Agreement") with certain selling shareholders of the Issuer whereby the Novotech Shareholders will acquire 5,246,183 outstanding shares of common stock of the Issuer in consideration of $180,000. Of the 5,246,183 to be transferred pursuant to the Share Transfer Agreement, the Reporting Person will become the beneficial holder of 3,246,183 shares of common stock or approximately 8.1% of the issued and outstanding shares of common stock of the Issuer. As of the date hereof, the transactions contemplated by Stock Transfer Agreement have not been effected.

      The Issuer has disclosed its general intention to expand its business geographically and into new market segments. As of the date hereof, the Reporting Person is not aware of any specific plans or proposals of the Issuer in respect of the Issuer entering into any specific extraordinary transactions.

      As reported on the Current Report of the Issuer filed on Form 8-K on April 17, 2003, effective April 15, 2003, all of the members of the Issuer's then-sitting board of directors resigned and the Reporting Person was appointed Chair of the board of directors and elected to the positions of President, Secretary and Treasurer. The Reporting Person is aware that the Issuer intends to increasing the number of members of the Board of Directors of the Issuer. As of the date hereof, the Reporting Person is not aware of any specific proposals or plans to elect any specific individuals to the Board.

      As contemplated by the Stock Purchase Agreement and reported on the Current Report of the Issuer filed on Form 8-K on July 16, 2003, the Issuer has disclosed that it has entered the wine making, marketing and distribution business and the Issuer has also disclosed its general intention to expand its wine making, marking and distribution geographically and into the broader alcohol beverage market segment. As of the date hereof, the Reporting Person is not aware of any proposals or plans of the Issuer to effect a material change in the Issuer's business or corporate structure.

ITEM 5. Interest in Securities of the Issuer.

      As of the date of the Reporting Event, the Reporting Person beneficially owned 11,721,315 shares of the Issuer's stock, comprising approximately 29.30% of the shares common stock outstanding. The percentage used herein was calculated based upon the 42,000,000 shares of Common Stock of the Issuer stated by the Issuer as issued and outstanding as of the date of the Reporting Event. The Reporting Person has sole voting and dispositive powers with respect to 11,721,315 shares of Common Stock which he owns. The Reporting Person did not effect other transactions in the shares of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      On July 14, 2003, the Issuer entered into the Stock Purchase Agreement with the Novotech Shareholders. The Reporting Person is one of the Novotech Shareholders. The transactions contemplated by the Stock Purchase Agreement resulted in a change of control of the Issuer to the Novotech Shareholders. Pursuant to the Stock Purchase Agreement, the Novotech Shareholders sold to the Issuer approximately 90% of the issued and outstanding capital stock of Novotech and thereby a controlling indirect ownership interest in Lion Gri. As consideration for the transfer of a controlling interest in Novotech and Lion Gri, the Issuer issued on July 17, 2003 to the Novotech Shareholders 34,474,451 newly-issued shares of common stock of Napoli constituting approximately 87% of Napoli's outstanding capital stock after such issuance on a fully-diluted basis. Of the 34,474,451 shares issued to the Novotech Shareholders, 11,721,315 were issued to the Reporting Person.

      In addition to the Stock Purchase Agreement, the Novotech Shareholders have entered into an agreement (the "Share Transfer Agreement") with certain selling shareholders of the Issuer whereby the Novotech Shareholders will acquire 5,246,183 outstanding shares of common stock of the Issuer in consideration of $180,000. Of the 5,246,183 to be transferred pursuant to the Share Transfer Agreement, the Reporting Person will become the beneficial holder of 3,246,183 shares of common stock or approximately 8.1% of the issued and outstanding shares of common stock of the Issuer. As of the date hereof, the transactions contemplated by Stock Transfer Agreement have not been effected.

ITEM 7. Material to be Filed as Exhibits.

99.1 Stock Purchase Agreement between the Issuer and certain Shareholders of Novotech Holdings dated July 14, 2003 (incorporated by reference to the Current Report of the Issuer filed on Form 8-K on July 16, 2003)

99.2 Stock Transfer Agreement between certain shareholders of Novotech Holdings and certain Shareholders of the Issuer dated July 16, 2003

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2003


/s/ Greg Sonic
-----------------------------
Greg Sonic